# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ESS Tech, Inc., CIK 0001819438
CUSIP: 26916J205
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 26440 SW PARKWAY AVE., BLDG. 83, WILSONVILLE, Oregon (OR), 97070
Date of event which requires filing of this statement: 08/23/2024
Amends the filing with accession number 0001193125-21-332474
Filed by CIK 0001065521
Persons authorized to receive notices and communications: John T. Gaffney, 200 Park Avenue, New York, New York (NY), 10166-0193, 0000000000

## Reporting persons
- SB Energy Global Holdings One Ltd. (CIK 0001889421): type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 2,375,386; shared voting power 0; sole dispositive power 2,396,980; shared dispositive power 0; aggregate amount beneficially owned 2,396,980 (20.2% of the class)
- SB Energy Global Holdings Limited (CIK 0001889512): type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 2,375,386; shared voting power 0; sole dispositive power 2,396,980; shared dispositive power 0; aggregate amount beneficially owned 2,396,980 (20.2% of the class)
- SoftBank Group Capital Ltd (CIK 0001755163): type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 2,375,386; shared voting power 0; sole dispositive power 2,396,980; shared dispositive power 0; aggregate amount beneficially owned 2,396,980 (20.2% of the class)
- SoftBank Group Corp. (CIK 0001065521): type of reporting person: corporation (CO); citizenship or place of organization: Japan (M0); source of funds: other (OO); sole voting power 2,375,386; shared voting power 0; sole dispositive power 2,396,980; shared dispositive power 0; aggregate amount beneficially owned 2,396,980 (20.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: ESS Tech, Inc.
Address of issuer's principal executive offices: 26440 SW PARKWAY AVE., BLDG. 83, WILSONVILLE, Oregon (OR), 97070
Comment:
This Schedule 13D relates to the common stock, par value $0.0001 per share (the "Common Stock"), of ESS Tech, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 26440 SW Parkway Ave., Bldg. 83 Wilsonville, Oregon 97070.

This amendment (the "Amendment") amends the prior Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on October 25, 2021, as amended on November 17, 2021 (the "Original Filing" and, as amended by this Statement, the "Schedule 13D"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original Filing.

On August 23, 2024, the Company amended its certificate of incorporation to effect a 1-for-15 reverse stock split of the Common Stock (the "Reverse Stock Split"). The share and per share amounts reported in this Schedule 13D give effect to the Reverse Stock Split for all periods presented herein. This Amendment is being filed solely to update the Reporting Persons' ownership following the Reverse Stock Split.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed on behalf of SoftBank Group Corp., a Japanese kabushiki kaisha ("SoftBank"), SoftBank's wholly owned subsidiary SoftBank Group Capital Ltd, a private limited company incorporated in England and Wales ("SBGC"), SBGC's wholly owned subsidiary SB Energy Global Holdings Limited, a private limited company incorporated in England and Wales ("Holdings Limited") and Holdings Limited's wholly owned subsidiary SB Energy Global Holdings One Ltd., a private limited company incorporated in England and Wales ("Holdings One" and together with SoftBank, SBGC and Holdings Limited, the "Reporting Persons").
Residence or business address: The principal business address of SoftBank is 1-7-1, Kaigan, Minato-ku, Tokyo 105-7537 Japan. The principal business address of SBGC, Holdings Limited and Holdings One is 69 Grosvenor Street, London, England, United Kingdom W1K 3JP.
Present principal occupation or employment: SoftBank is a Japanese publicly traded holding company that manages its holdings and conducts its operations through various subsidiaries. SBGC, Holdings Limited and Holdings One are holding companies for various SoftBank investments.
Criminal convictions in the last five years: The name, business address, citizenship and present principal occupation or employment of each executive officer and member of the Board of Directors of SoftBank, SBGC, Holdings One and Holdings Limited are set forth on Appendix A-1, A-2, A-3 and A-4, respectively, and are incorporated herein by reference. During the last five years, none of the Reporting Persons nor, to the best of each Reporting Person's knowledge, any person on Appendices A-1, A-2, A-3 and A-4, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such Reporting Person or person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: See Item 2(d) above.
Citizenship: See Item 2(a) above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained in lines 7 to 11 and 13 of the cover pages of this Schedule 13D and the information set forth in Item 6 is incorporated herein by reference. The percentage ownership reflected in line 13 of the cover pages is based on 11,882,871 shares of Common Stock outstanding as of November 8, 2024.

As Holdings One is a wholly owned subsidiary of Holdings Limited, which is a wholly owned subsidiary of SBGC, which is a wholly owned subsidiary of SoftBank, each of Holdings Limited, SBGC and SoftBank may be deemed to indirectly beneficially own the shares of Common Stock directly beneficially owned by Holdings One. Each of Holdings Limited, SBGC and SoftBank disclaim beneficial ownership of all such shares of Common Stock, except to the extent of their respective pecuniary interest.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: Neither the Reporting Persons nor, to the Reporting Persons' knowledge, any of the persons set forth on Appendices A-1, A-2, A-3 and A-4, has effected any transaction in shares of Common Stock during the past sixty (60) days.

## Signatures
- SB Energy Global Holdings One Ltd.: /s/ Alex Clavel, Alex Clavel, Director (03/03/2025)
- SB Energy Global Holdings Limited: /s/ Alex Clavel, Alex Clavel, Director (03/03/2025)
- SoftBank Group Capital Ltd: /s/ Adam Westhead, Adam Westhead, Director (03/03/2025)
- SoftBank Group Corp.: /s/ Yuko Yamamoto, Yuko Yamamoto, Head of Corporate Legal Department (03/03/2025)